

August 4, 2015

<u>Via E-mail</u>
John D. Hart
Chief Financial Officer
Continental Resources, Inc.
20 North Broadway
Oklahoma City, Oklahoma 73102

      Re: Continental Resources, Inc.
              Form 10-K for Fiscal Year Ended
              December 31, 2014
              Filed February 24, 2015
              File No. 1-32886

Dear Mr. Hart:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Financial Statements, page 66

Notes to Consolidated Financial Statements, page 72

Note 6. Fair Value Measurements, page 81

1.   Provide us with a reasonable detailed summary of the impairment testing performed for your proved for your proved crude oil and natural gas properties as of December 31, 2014. Identify and explain your basis for all key assumptions made, including those related to prices, volumes, costs and discount rates. To the extent that revenues from quantities other than proved reserves were included in the analysis, clarify those quantities and explain whether and how they have been risk adjusted. To the extent that you have used a 10% discount factor, explain how that is consistent with the disclosure in your risk factors section which indicates "the 10% discount factor we use when

calculating discounted future net revenues may not be the most appropriate discount factor."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz *for*

Brad Skinner
Senior Assistant Chief Accountant